                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)*

                          UNITED WISCONSIN SERVICES, INC.

                                  (Name of issuer)

                                    Common Stock
                           (Title of Class of Securities)

                                     913236105
                                   (CUSIP Number)




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.:     913236105

1.   Name of Reporting Person:          Blue Cross & Blue Shield
                                        United of Wisconsin
                                        EIN:  39-0138065

2.   Check the Appropriate Box if a Member of a Group:

     A.  (   )
     B.  ( X )

3.   SEC Use Only:

4.   Citizenship or Place of Organization:        Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power:                 6,261,199.006

6.   Shared Voting Power:               -0-

7.   Sole Dispositive Power:            6,261,199.006

8.   Shared Dispositive Power:          -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                        6,261,199.006

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                        Not applicable

11.  Percent of Class Represented by Amount in Row 9:

                                        37.925%

12.  Type of Reporting Person:          IC
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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G
                          Under the Securities Act of 1934

ITEM 1(a) - NAME OF ISSUER:        United Wisconsin Services, Inc.

ITEM 1(b) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                                        401 W. Michigan Street
                                        Milwaukee, WI  53203

ITEM 2(a) - NAME OF PERSON FILING:

                                        Blue Cross & Blue Shield
                                        United of Wisconsin

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                                        1515 N. RiverCenter Drive
                                        Milwaukee, WI  53212

ITEM 2(c) - CITIZENSHIP:                Not applicable.

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:    Common Stock

ITEM 2(e) - CUSIP NUMBER:               913236105

ITEM 3 - TYPE OF FILING:

     This statement is being filed pursuant to Rule 13d-2(b). The person filing is an insurance company as defined in Section 3(a)(19) of the Act.

ITEM 4 - OWNERSHIP:

     (a)  Amount Beneficially Owned:    6,261,199.006

     (b)  Percent of Class:             37.925%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or direct the vote:

                                        6,261,199.006

          (ii)  shared power to vote or direct the vote:

                                       -0-
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          (iii) sole power to dispose of or to direct the disposition of:

                                        6,261,199.006

          (iv)  shared power to dispose or to direct the disposition of:

                                        -0-

ITEM 5 -  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6 -  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8 -  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF GROUP:

          Not applicable.

ITEM 9 -  NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10 - CERTIFICATION:

          Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:     January 19, 1998       BY  /s/  Gail L. Hanson
          ----------------           -----------------------------------
                                          Gail L. Hanson, Vice President